Exhibit 99.101

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD DECLARES COMMERCIAL PRODUCTION AT TIMMINS MINE,

12,300 OUNCES OF GOLD PRODUCED IN DECEMBER 2010

•                 29,900 ounces produced in fourth quarter 2010, 24,500 ounces over final two months

•                 Head grade averaged 7.9 grams per tonne (“gpt”) in December, 7.5 gpt in fourth quarter

•                 Additional 103,500 tonnes of ore in broken inventory at end of 2010 still to be processed.

TORONTO, ONTARIO—(Marketwire – January 6, 2011) - Lake Shore Gold Corp. (TSX:LSG) (“Lake Shore Gold” or the “Company”) today announced that the Company has declared commercial production at Timmins Mine effective January 1, 2011. The mining rate at Timmins Mine averaged 1,700 tonnes per day (“tpd”) during December 2010 and approximately 1,600 tpd for the fourth quarter, exceeding the target rate for the Mine of 1,500 tpd and supporting production levels above 10,000 ounces per month.

Mill production in December 2010 totaled 12,300 ounces of gold, which brought total recovered gold over the final two months of the year to 24,500 ounces. For the fourth quarter, mill production totaled 29,900 ounces, which included only two weeks of mill operation in October due to the timing of the Company’s mill expansion to a capacity of 2,000 tonnes per day. For the full year 2010, the Company produced 43,500 ounces of gold from the Mill. In addition, at the end of December approximately 103,500 tonnes of ore from the Company’s Timmins Mine, Thunder Creek and Bell Creek properties was in broken inventory yet to be processed.

Mill throughput during the fourth quarter, from the start of commissioning of the expansion in mid-October, averaged 1,650 tpd. A total of 127,000 tonnes were milled during the fourth quarter at an average grade of 7.5 gpt. Recoveries during the quarter averaged 97%. In December, 50,000 tonnes were processed at an average grade of 7.9 gpt with recoveries exceeding the 97% level. Average throughput levels at the Mill are expected to increase to the nominal rate of 2,000 tonnes per day, with the potential existing to increase throughput above this level.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Today represents a major achievement for Lake Shore Gold with the declaration of commercial production at Timmins Mine effective January 1, 2011. Reaching commercial production is an important milestone for driving value creation and results from our exploration, development and operating success. We have made rapid progress at Timmins Mine, going from commencing advanced exploration to commercial production in roughly three years. At our mill, head grades continue to be strong and recoveries are consistently better than we expect, averaging around the 97% level. Over the last two months of the year we exceeded our target to exit 2010 producing at an average rate of 10,000 ounces per month at the Mill.”

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a vision to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company is in commercial production at the Timmins Mine, has intersected underground, and is developing along, mineralization at the adjacent Thunder Creek deposit and is advancing an underground advanced exploration program at its Bell Creek Mine. Mine production is delivered to the Company’s wholly owned mill (located on the Bell Creek Property east of Timmins) which has been refurbished and currently has an operating capacity of 2,000 tonnes per day. The Company continues to invest aggressively in exploration in the Timmins Camp and in its other properties in Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company’s exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lake Shore Gold Corp.

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Uting

Vice-President, Investor Relations

(416) 703-6298

Email: info@lsgold.com

Website: www.lsgold.com